 Exhibit 99.1

Nano Dimension Reports Third Quarter Financial Results

Conference call to be held at 10:00 a.m. EST

Ness Ziona, Israel, November 8, 2016 – Nano Dimension Ltd. (NASDAQ, TASE: NNDM), a leader in the area of 3D Printed Electronics, today announced financial results for the third quarter ended September 30, 2016.

Nano Dimension ended the third quarter of 2016 with $14,243,000 (NIS 53,524,000) in cash and cash equivalents, while total quarterly expenses were $1,727,000 (NIS 6,491,000).

Amit Dror, CEO, said, “The third quarter has been marked by major milestones for Nano Dimension. First and foremost, the company began rolling out its sales operation. To this end, Nano Dimension supplied its first two DragonFly 2020 3D Printer systems to beta partners for evaluation and demonstration purposes. Nano Dimension also closed its first public offering of American Depository Shares (ADSs) in the United States, with total gross proceeds from the offering of approximately $13.8 million.”

“In addition, during the quarter, the company continued to innovate and invest in R&D in new fields outside of its current core business. The significant activity over the course of the third quarter positions the company well moving forward, and we believe we have great momentum for Nano Dimension's continued success.”

Third Quarter 2016 Financial Results:

●

Research and development (R&D) expenses for the third quarter of 2016 were $674,000 (NIS 2,533,000), compared to $503,000 (NIS 1,933,000) in the second quarter of 2016 and $357,000 (NIS 1,342,000) in the third quarter of 2015. The increase compared to the second quarter of 2016 was mainly attributable to an increase of $86,000 (NIS 324,000) in salaries and related personnel expenses, reflecting an increase in the number of employees (the company had 67 R&D employees as of September 30, 2016, and 57 R&D employees as of June 30, 2016), and an increase of $75,000 (NIS 282,000) in materials purchases.

The R&D expenses for the third quarter of 2016 are presented net of government grants in the amount of $40,000 (NIS 151,000) and net of development expenses recognized as intangible assets in the amount of $1,425,000 (NIS 5,356,000).

●	General and administrative (G&A) expenses for the third quarter of 2016 were $1,049,000 (NIS 3,941,000), compared to $1,197,000 (NIS 4,605,000) in the second quarter of 2016 and $987,000 (NIS 3,708,000) in the third quarter of 2015. The decrease compared to the second quarter of 2016 resulted primarily from a decrease of $253,000 (NIS 951,000) in professional services and other general expenses.

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●	Net loss for the third quarter of 2016 was $1,727,000 (NIS 6,491,000), or $0.05 (NIS 0.17) per share, compared to $1,664,000 (NIS 6,401,000), or $0.04 (NIS 0.17) per share, in the second quarter of 2016 and $913,000 (NIS 3,430,000), or $0.03 (NIS 0.12) per share, in the third quarter of 2015. The change compared to the second quarter of 2016 was due to the changes in the expenses described above.

Balance Sheet Highlights

●	Cash and cash equivalents totaled $14,243,000 (NIS 53,524,000) as of September 30, 2016, compared to $8,665,000 (NIS 33,811,000) on December 31, 2015. The increase compared to December 31, 2015 reflects the proceeds received from the U.S. public offering the company made in the third quarter of 2016, as well as proceeds received from government grants and exercise of warrants during the period, less the cash used in operations during the nine-month period ended September 30, 2016.

●	Shareholders' equity totaled $21,307,000 (NIS 80,071,000) as of September 30, 2016, compared to $12,047,000 (NIS 47,004,000) as of December 31, 2015.

Third Quarter and Recent Corporate Highlights:

●	On July 5, 2016, the company announced that it completed the development of the initial version of its software package, which will be integrated in the company’s DragonFly 2020 3D printer.

●	On August 24, 2016, the company announced that it supplied the first DragonFly 2020 printer designated for 3D circuitry and printed circuit boards (PCBs) to a leading defense company in Israel for evaluation purposes.

●	On September 6, 2016, the company announced that it will open a production facility for the company’s unique nano-ink products. The facility is located in Ness Ziona, Israel, in the same building as the company's headquarters.

●	On September 14, 2016, the company announced that it delivered its DragonFly 2020 3D printer to FATHOM. FATHOM is a beta and go-to-market partner with expertise in advanced manufacturing and 3D printing that serves the Silicon Valley area and greater West Coast region.

●	On September 20, 2016, the company announced that it conducted a successful test for 3D printing of conductive traces onto a treated fabric in collaboration with a leading European functional textiles company. The test was carried out using Nano Dimension's unique AgCite™ Silver Nanoparticle conductive ink and the DragonFly 2020 3D Printer platform.

●	On September 30, 2016, the company issued 1,850,000 ADSs at a price of $6.50 per ADS in a public offering, and on October 11, 2016, the company issued an additional 275,275 ADSs pursuant to the underwriters’ over-allotment option. The total gross proceeds from the offering were approximately $13.8 million, excluding underwriting discounts and commissions and other offering related expenses. Following the issuances from the public offering, the number of outstanding ordinary shares is equivalent to 9,915,326 ADSs.

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Conference call information

The company will host a conference call to discuss these financial results today, November 8, 2016, at 10:00 a.m. EST (05:00 p.m. IST). Investors within the United States interested in participating are invited to call 1-844-763-8274. All other international participants can use the international dial-in number: 1-412-717-9224. Please request the “Nano Dimension’s call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's ADSs on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension’s ADSs.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss that we expect to deliver several more printers by the end of 2016, transitioning our bio-printing activities to a new entity, our position moving forward, and our momentum for continued success. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s prospectus filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(4) on September 27, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com

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Nano Dimension Ltd.

Consolidated Statements of Financial Position

	September 30	September 30	December 31
	2016	2016	2015
	Thousand USD Convenience translation into US dollars (NIS 3.758 = $1)	Thousand NIS	Thousand NIS
Assets
Cash and cash equivalents	14,243	53,524	33,811
Restricted deposits	-	-	500
Other receivables	312	1,173	1,030
Total current assets	14,555	54,697	35,341

Restricted deposits	113	425	428
Property plant and equipment, net	1,416	5,321	4,414
Intangible assets	7,375	27,717	11,355
Total non-current assets	8,904	33,463	16,197
Total assets	23,459	88,160	51,538

Liabilities
Trade payables	353	1,328	1,727
Other payables	1,205	4,527	1,814
Total current liabilities	1,558	5,855	3,541

Liability in respect of government grants	594	2,234	993
Total liabilities	2,152	8,089	4,534

Equity
Share capital	1,411	5,304	3,863
Share premium	29,910	112,402	63,054
Treasury shares	(1,400)	(5,260)	(5,260)
Warrants	914	3,435	6,934
Capital reserve from transactions with controlling shareholders	497	1,866	1,866
Capital reserve for share-based payments	4,814	18,091	12,681
Accumulated loss	(14,840)	(55,767)	(36,134)
Total equity	21,307	80,071	47,004
Total liabilities and equity	23,459	88,160	51,538

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Nano Dimension Ltd.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the nine months ended September 30			For the three months ended September 30			For the year ended December 31
	2016	2016	2015	2016	2016	2015	2015
	Thousand USD Convenience translation into US dollars (NIS 3.758 = $1)	Thousand NIS	Thousand NIS	Thousand USD Convenience translation into US dollars (NIS 3.758 = $1)	Thousand NIS	Thousand NIS	Thousand NIS

Research and development expenses, net	1,625	6,108	8,834	674	2,533	1,342	11,153
General and administrative expenses	3,453	12,975	6,321	1,049	3,941	3,708	11,229
Other income	-	-	6	-	-	6	6
Operating loss	(5,078)	(19,083)	(15,149)	(1,723)	(6,474)	(5,044)	(22,376)

Finance income	-	-	1,769	-	-	1,786	1,529
Finance expense	146	550	206	4	17	172	145

Total comprehensive loss	(5,224)	(19,633)	(13,586)	(1,727)	(6,491)	(3,430)	(20,992)

Basic and diluted loss per share (in NIS / USD)	(0.14)	(0.52)	(0.55)	(0.05)	(0.17)	(0.12)	(0.78)

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Nano Dimension Ltd.

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity	Convenience translation into US dollars (NIS 3.758 = $1)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
For the nine months ended September 30, 2016:
Balance as of January 1, 2016	3,863	63,054	(5,260)	6,934	1,866	12,681	(36,134)	47,004	12,508
Issuance of ordinary shares, net	925	39,184	-	-	-	-	-	40,109	10,673
Exercise of warrants and options	516	10,164	-	(3,499)	-	(1,529)	-	5,652	1,504
Share-based payments	-	-	-	-	-	6,939	-	6,939	1,846
Net loss	-	-	-	-	-	-	(19,633)	(19,633)	(5,224)

Balance as of September 30, 2016	5,304	112,402	(5,260)	3,435	1,866	18,091	(55,767)	80,071	21,307

For the three months ended September 30, 2016:
Balance as of July 1, 2016	4,367	72,980	(5,260)	3,445	1,866	16,330	(49,276)	44,452	11,829
Issuance of ordinary shares, net	925	39,184	-	-	-	-	-	40,109	10,673
Exercise of warrants and options	12	238	-	(10)	-	(176)	-	64	17
Share-based payments	-	-	-	-	-	1,937	-	1,937	515
Net loss	-	-	-	-	-	-	(6,491)	(6,491)	(1,727)

Balance as of September 30, 2016	5,304	112,402	(5,260)	3,435	1,866	18,091	(55,767)	80,071	21,307

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